UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.0001 per share

(Title of Class of Securities)

16943C109(1)

(CUSIP Number)

Simin Zhang

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Facsimile: +86 755 2643 0889

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a copy to

Denise Shiu, Esq.

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District,

Beijing, 100022

People’s Republic of China

Facsimile: +86 10 5879 3902

July 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

1.	Name of Reporting Person Simin Zhang
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 157,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 157,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 79.5%*
12	Type of Reporting Person IN

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities Exchange Commission (“SEC”) on April 23, 2015.

1.	Name of Reporting Person China Neptunus Drugstore Holding Ltd.
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 157,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 157,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 79.5%*
12	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the SEC on April 23, 2015.

1.	Name of Reporting Person New Wave Developments Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 25.3%*
12	Type of Reporting Person CO

*	Based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the SEC on April 23, 2015.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Nepstar Chain Drugstore Ltd., a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive office is 25F, Neptunus Yinhe Keji Building, No. 1, Kejizhong 3rd Road, Nanshan District, Shenzhen, Guangdong Province 518057, People’s Republic of China. The Issuer’s American Depositary Shares (the “ADSs”), each representing two Ordinary Shares, are listed on New York Stock Exchange under the symbol “NPD.” The Reporting Persons (as defined below), however, only beneficially own the Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) and (f)

This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Mr. Simin Zhang (“Mr. Zhang”), (ii) China Neptunus Drugstore Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“Neptunus”), and (iii) New Wave Developments Limited, a company incorporated under the laws of the British Virgin Islands (“NWD”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

NWD is a wholly-owned subsidiary of Neptunus. Neptunus acquired 100% of the outstanding ordinary shares of NWD from Mr. Xiguang Huang on July 6, 2015. Mr. Xiguang Huang is the sole director of NWD, he is a citizen of the People’s Republic of China and his present principal occupation is the director of NWD. Mr. Xiguang Huang’s business address is 5th Floor, Guangren Building, No. 5 Meilin East Road, Futian District, Shenzhen, Guangdong Province, 518049, People’s Republic of China. NWD does not have any executive officer. The principal business of NWD is making and holding investments.

Neptunus is wholly owned by Mr. Zhang. Mr. Zhang is the sole director of Neptunus. Neptunus does not have any executive officer. The principal business of Neptunus is making and holding investments.

Mr. Zhang is a citizen of the People’s Republic of China. His present principal occupation is the chairman of the board of directors of the Issuer. The principal business of the Issuer is operating retail drugstore business. He is also chairman of the board of directors of Shenzhen Neptunus Group Co., Ltd., a manufacturer of health products and biochemical drugs.

The business address of the Reporting Persons is 28F, Neptunus Yinhe Keji Building, No.1, Kejizhong 3rd Road, Nanshan District, Shenzhen, Guangdong Province, 518057, People’s Republic of China and the business address of the Issuer is 25F, Neptunus Yinhe Keji Building, No.1, Kejizhong 3rd Road, Nanshan District, Shenzhen, Guangdong Province, 518057, People’s Republic of China.

(d) - (e)	During the last five years, none of the Reporting Persons (nor, to the best knowledge of the Reporting Persons, Mr. Xiguang Huang) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Schedule 13G, dated December 31, 2007, jointly filed by Neptunus and Mr. Zhang, Neptunus is the record holder of 107,000,000 Ordinary Shares of the Issuer and Mr. Zhang, as the sole beneficial owner of Neptunus, may be deemed to be the beneficial owner of the 107,000,000 Ordinary Shares of the Issuer owned by Neptunus.

On May 18, 2015, Mr. Zhang and Mr. Xiguang Huang entered into a Share Entrustment Agreement (the “Share Entrustment Agreement”), pursuant to which Mr. Zhang entrusted Mr. Xiguang Huang to be the nominee holder of all of the outstanding shares of NWD. According to the Share Entrustment Agreement, Mr. Xiguang Huang agrees to receive dividends and exercise voting rights at the shareholders meeting of NWD on behalf of Mr. Zhang, but Mr. Xiguang Huang does not have any dispositive right with respect to the shares of NWD, and may not transfer or pledge such shares without Mr. Zhang’s consent.

On May 18, 2015, Capital Eagle Global Limited, a British Virgin Islands company (the “Seller”) and NWD entered into a share purchase agreement (the “2015 Share Purchase Agreement”), pursuant to which NWD agreed to acquire an aggregate of 50,000,000 Ordinary Shares from the Seller for an aggregate purchase price of US$66,250,000.00, or US$1.325 per Ordinary Share. The funds used by NWD to acquire such Ordinary Shares are from working capital of NWD, which in turn was obtained from personal funds of Mr. Zhang. On July 3, 2015 (the “Closing Date”), NWD completed the purchase of the Ordinary Shares from the Seller.

On July 6, 2015, pursuant to an instrument of transfer, Mr. Xiguang Huang transferred 50,000 shares of NWD, constituting all of the outstanding shares of NWD, to Neptunus for an aggregate purchase price of US$50,000. The funds used by Neptunus to acquire such shares of NWD are from working capital of Neptunus, which in turn was obtained by personal funds of Mr. Zhang. As a result of such acquisition, NWD became a wholly-owned subsidiary of Neptunus. On the same date, Mr. Zhang and Mr. Xiguang Huang terminated the Share Entrustment Agreement pursuant to a termination agreement.

It is currently anticipated that, at the price per ADS or per Ordinary Share set forth in the Proposal (as defined in Item 4 below), approximately US$52.6 million will be required to acquire all of the outstanding Ordinary Shares and ADSs of the Company not already owned by the Reporting Persons. This amount excludes the funds which may be required to pay the costs and expenses associated with the Proposed Transaction (as defined below). It is anticipated that the Proposed Transaction will be financed with debt or equity capital or a combination thereof.

The description of the 2015 Share Purchase Agreement, the instrument of transfer, Share Entrustment Agreement and the termination agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, a copy of each is attached hereto as Exhibits 7.02 through 7.05, respectively, which are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 is hereby incorporated by reference in its entirety in this Item 4.

On July 6, 2015, Mr. Zhang and Neptunus submitted a preliminary non-binding proposal letter (the “Proposal”) to the board of directors of the Issuer for the acquisition of all of the outstanding Ordinary Shares and the ADSs of the Issuer that are not already beneficially owned by Mr. Zhang and Neptunus and their affiliates at a price of US$1.30 per Share or US$2.60 per ADS (the “Proposed Transaction”). Mr. Zhang and Neptunus also stated in the Proposal that they and their affiliates do not intend to sell their stake in the Issuer to a third party.

Mr. Zhang and Neptunus indicated in the Proposal that they are prepared to negotiate and finalize definitive agreements providing for the Proposed Transaction and related transactions promptly, which will include provisions typical for transactions of this type. They also stated the Proposal constitutes only a preliminary indication of interest, and is subject to negotiation and execution of definitive agreements relating to the Proposed Transaction.

If the Proposed Transaction is carried out and consummated, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and would be delisted from the New York Stock Exchange. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or be consummated. None of the Issuer or the Reporting Persons is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4 including among others, the purchase price for the Proposed Transaction and the debt and/or equity financing arrangements. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as set forth above, none of the Reporting Persons (nor, to the best knowledge of the Reporting Persons, Mr. Xiguang Huang) currently has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Proposal contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 7.06, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this Statement and the information set forth in Items 2, 3, and 4 are hereby incorporated by reference in their entirety in this Item 5.

(a)–(b)

As of the date hereof, NWD directly owns 50,000,000 Ordinary Shares, representing 25.3% of the total outstanding Ordinary Shares.

Neptunus, as the sole shareholder of NWD, may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by NWD pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. In addition, Neptunus directly owns 107,000,000 Ordinary Shares. As a result, as of the date hereof, Neptunus may be deemed to be the beneficial owner of 157,000,000 Ordinary Shares, representing 79.5% of the total outstanding Ordinary Shares.

Mr. Zhang, as the sole shareholder of Neptunus, may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Neptunus pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. As a result, as of the date hereof, Mr. Zhang may be deemed to be the beneficial owner of 157,000,000 Ordinary Shares, representing 79.5% of the total outstanding Ordinary Shares.

The Reporting Persons collectively own, directly and indirectly, 157,000,000 Ordinary Shares, representing 79.5% of the total outstanding Ordinary Shares.

The above disclosure of percentage information is based upon 197,446,940 shares of Ordinary Shares issued and outstanding as of March 31, 2015, as reported in the Issuer’s Form 20-F for the year ended December 31, 2014, filed with the SEC on April 23, 2015.

(c)

Except as set forth in Items 3 and 4 above, the Reporting Persons (or, to the best knowledge of the Reporting Persons, Mr. Xiguang Huang) have not effected any transaction in the Ordinary Shares during the past 60 days.

(d)

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The matters set forth in Items 3 and 4 are incorporated in this Item 6 by reference in their entirety.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons (or, to the best knowledge of the Reporting Persons, Mr. Xiguang Huang) or between the Reporting Persons (or, to the best knowledge of the Reporting Persons, Mr. Xiguang Huang) and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

7.02	Share Purchase Agreement by and between Capital Eagle Global Limited and New Wave Developments Limited, dated as of May 18, 2015, incorporated by reference to Exhibit 99.3 to the Amendment No.1 to the Schedule 13D filed by Capital Eagle Global Limited and certain other filing persons thereto with the SEC on July 10, 2015.

7.03	English translation of the Share Entrustment Agreement by and between Mr. Simin Zhang and Mr. Xiguang Huang, dated as of May 18, 2015.

7.04	English translation of the Termination Agreement by and between Mr. Simin Zhang and Mr. Xiguang Huang, dated as of July 6, 2015.

7.05	The Instrument of Transfer by and between Mr. Xiguang Huang and China Neptunus Drugstore Holding Ltd., dated July 6, 2015.

7.06	Proposal from Mr. Simin Zhang and China Neptunus Drugstore Holding Ltd. to the board of directors of China Nepstar Chain Drugstore Ltd., dated as of July 6, 2015, incorporated by reference to Exhibit A of Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on July 6, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2015

New Wave Developments Limited By: /s/ Xiguang Huang Name: Xiguang Huang Title: Director
China Neptunus Drugstore Holding Ltd. By: /s/ Simin Zhang Name: Simin Zhang Title: Director
Simin Zhang /s/ Simin Zhang